FORM 6-K/A



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending November 06, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



This announcement replaces the original announcement released on 05/11/07 at 17:20, RNS No: 0675H.

The percentage of shares in treasury should have read 8.60% and not 8.56% as previously stated. All other details remain unchanged.

The amended text appears below

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 23 May 2007 it purchased 1,650,000 of its Ordinary shares of 25 pence each ("shares") on 05 November 2007 at a price of 1221.14p pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 476,989,158 of its shares in Treasury, representing 8.60% of the total voting rights in the Company.

The Company has 5,548,221,549 shares in issue (excluding Treasury shares). This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction and is in conformity with the Financial Services Authority's Disclosure and Transparency Rules.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 06, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc